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September 29, 2020

VIA EDGAR

Ken Ellington
Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549

Re:	Allied Asset Advisors Funds (the “Trust”) File Nos.: 333-30924; 811-09821
Dear Mr. Ellington:
We respectfully submit our responses to the comments you provided to Nabil Sabki of Latham & Watkins LLP in a telephonic conversation on September 2, 2020 concerning your review of most recent annual report filed on Form N-CSR for the Trust and its series, the Iman Fund (the “Fund”). Please find your comments reproduced below, followed by our responses. The Fund has addressed these comments in the annual update to its registration statement, which update was filed on September 25, 2020 and will be effective as of September 30, 2020 (the “Annual Update”).
Comment 1: Please consider including risk disclosure in the summary prospectus and the statutory prospectus for the Fund addressing the significant ownership of the Fund by the North American Islamic Trust, Inc., an affiliate of the investment adviser to the Fund.
Response: In connection with the Annual Update, the Fund included the following risk disclosure in each of the summary prospectus and the statutory prospectus.
Concentrated Ownership Risk: The North American Islamic Trust, Inc. (“NAIT”), an affiliate of the Advisor, owns a substantial portion of the shares of the Fund. As a result of such concentrated ownership, a substantial redemption of the Fund’s shares by NAIT could significantly reduce the Fund’s assets under management. While the Fund maintains certain cash and/or cash equivalents to meet redemption requests, a redemption by NAIT may exceed these holdings and may cause the Fund to sell securities that it might otherwise hold. However, the Fund reserves the right to redeem in-kind to meet redemption requests that represent a large percentage of the Fund’s net assets in order to minimize the effect of large redemptions on the Fund and its remaining shareholders. For more information about NAIT, please refer to Management of the Fund.
Comment 2: Please consider revising the order of the principal risks of the Fund, which currently appear to be listed in alphabetical order, such that the principal risks appear in general order of significance. Please refer to Accounting and Disclosure Information 2019-08 - Improving Principal Risks Disclosure.

September 29, 2020 Page 2
Response: In connection with the Annual Update, the Fund revised the order of the principal risks in each of the summary prospectus and the statutory prospectus such that the principal risks appear in general order of significance.

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If you would like to discuss our response in further detail or if you have any questions, please feel free to contact me at 312.876.7604. Thank you.
Sincerely,

/s/ Nabil Sabki

Nabil Sabki